Exhibit 99.2

Annual general meeting of argenx SE 12 May 2020 – Voting results

Total number of outstanding shares at the record date.	42,791,076
Total shares present or represented at the AGM.	20,424,341
Percentage represented share capital at AGM.	47.73%
Total valid votes at AGM.	20,424,341

Agenda Item	Resolution

3	Adoption of the new remuneration policy.

	Total shares	20,424,341
	Represented share capital	47.73%
	Votes for	14,276,097
	Votes against	6,142,269
	Abstained	5,975

4	Advisory vote to approve the 2019 remuneration report.

	Total shares	20,424,341
	Represented share capital	47.73%
	Votes for	14,320,087
	Votes against	6,098,377
	Abstained	5,877

5b	Adoption of the 2019 annual accounts.

	Total shares	20,424,341
	Represented share capital	47.73%
	Votes for	20,262,695
	Votes against	155,801
	Abstained	5,845

Annual general meeting of argenx SE 12 May 2020 – Voting results

5d	Allocation of losses of argenx SE in the financial year 2019 to the retained earnings of argenx SE.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	20,290,573
Votes against	127,923
Abstained	5,845

5e	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2019.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	18,399,553
Votes against	1,813,159
Abstained	211,629

6	Re-appointment of Pamela Klein as non-executive director to the board of directors of argenx SE.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	20,264,148
Votes against	128,167
Abstained	32,026

Annual general meeting of argenx SE 12 May 2020 – Voting results

7	Authorization of the board of directors to grant rights to subscribe for shares in the capital of argenx SE up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	14,411,634
Votes against	6,006,659
Abstained	6,048

8	Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of argenx SE up to a maximum of 10% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	19,812,498
Votes against	605,805
Abstained	6,038

9	Authorization of the board of directors to issue additional shares in the share capital of argenx SE up to a maximum of 10% of the outstanding share capital at the date of the general meeting (in addition to the authorizations under 7 and 8), for a period starting on the date of this general meeting and ending on 31 December 2020, for the purpose of a possible public offering of such shares and to limit or exclude statutory pre-emptive rights, if any.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	16,383,639
Votes against	4,034,664
Abstained	6,038

Annual general meeting of argenx SE 12 May 2020 – Voting results

10	Appointment of Deloitte Accountants B.V. as statutory auditor for the 2020 financial year.

Total shares	20,424,341
Represented share capital	47.73%
Votes for	20,418,406
Votes against	102
Abstained	5,833